KMPG LLP	Telephone (416) 228-7000
Chartered Accountants	Telefax (416) 228-7123
Yonge Corporate Centre	Internet www.kpmg.ca
4100 Yonge Street, Suite 200
Toronto ON M2P 2H3
Canada

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Vasogen Inc.

We consent to the incorporation by reference of our reports dated February 13, 2006, with respect to the consolidated balance sheets of Vasogen Inc. as at November 30, 2005 and 2004, and the related consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended November 30, 2005 and for the period from December 1, 1987 to November 30, 2005, and Comments by Auditors for United States Readers on Canada - United States Reporting Difference in the Registration Statement on Form F-10/A of the Company, filed with the Securities and Exchange Commission on November 18, 2005 (File No. 333-129491).

 Our reports appear in the Form 6-K of Vasogen Inc. dated February 14, 2006.

/s/ KPMG LLP

Toronto, Canada
February 14, 2006

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.